Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610

Corporate Media Relations: Brian T. Gallagher +1 201 785-3206 (office) +1 201 574-3840 (cell) briang@radware.com

For Immediate Release

Radware Announces Extraordinary General Meeting
 To effect a forward share split the Company’s ordinary shares at a ratio of two-for-one (2:1)

Tel Aviv, Israel, February 19, 2013 – Radware® Ltd. (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that  an Extraordinary General Meeting of Shareholders will be held on Wednesday, March 27, 2013, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is February 19, 2013.

The agenda of the meeting is to authorize the Board of Directors to effect a two-for-one (2:1) forward share split of Radware's ordinary shares and, in connection therewith, amend the Company’s Memorandum and Articles of Association to change the number and par value of the Company's ordinary shares from 30,000,000 ordinary shares, par value NIS 0.10 per share, to 60,000,000 ordinary shares, par value NIS 0.05 per share.

This proposal requires the approval of not less than 75% of the shares voted on the matter.

Two or more shareholders holding together at least 35% of the voting power of the Company will constitute a quorum. In the absence of requisite quorum, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Amended and Restated Articles of Association.

Additional Information and Where to Find It

In connection with the meeting, Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.radware.com or by directing such request to the Company's Investor Relations above.

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.